Exhibit 99.3

ENLIVEX THERAPEUTICS LTD.

FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017

AND FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

ENLIVEX THERAPEUTICS LTD.

FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017

AND FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-1
Balance Sheets	F-2
Statements of Operations and Comprehensive Loss	F-3
Cash Flow Statements	F-4
Notes to the Financial Statements	F-5 – F-15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

ENLIVEX THERAPEUTICS LTD.

We have reviewed the condensed balance sheet of Enlivex Therapeutics Ltd. (the "Company") as of September 30, 2018, and the related condensed statements of operations and comprehensive income, and cash flows for the three and nine month periods ended September 30, 2018 and 2017. These financial statements are the responsibility of the company’s management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), the balance sheet of Enlivex Therapeutics Ltd. as of December 31, 2017, and the related statements of income, comprehensive income, retained earnings, and cash flows for the year then ended (not presented herein); and in our report dated July 24, 2018, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of December 31, 2017, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred operating losses and negative cash flows from operating activities and its ability to continue to operate as a going concern is dependent upon additional financial support. These conditions and others raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ Yarel + Partners

Yarel + Partners

Certified Public Accountants (Isr.)

Tel-Aviv, Israel

January 10, 2019

F-1

ENLIVEX THERAPEUTICS LTD.

BALANCE SHEETS

U.S. dollars in thousands

	September 30, 2018	December 31, 2017
	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$11,351	$9,005
Short term deposits	40	-
Prepaid expenses	38	14
Other receivables	161	95
Total Current Assets	11,590	9,114
Non-Current Assets
Restricted cash	58	27
Long-term prepaid expenses	13	11
Property and equipment, net	469	388
Total Non-Current Assets	540	426
Total Assets	$12,130	$9,540

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable trade	$128	$37
Accrued expenses and other liabilities	809	634
Related parties	23	25
Total Current Liabilities	960	696
Non-Current Liabilities
Retirement benefit obligations	7	7
Warrants	255	344
Total Non-Current Liabilities	262	351
Commitments and Contingent Liabilities	-	-
TOTAL LIABILITIES	1,222	1,047

SHAREHOLDERS' EQUITY
Common stock of NIS 0.01 ($0.003) par value: Authorized: 245,000,000 shares; Issued and outstanding: 72,488,316 shares	204	204
Preferred Stock, NIS 0.01 ($0.003) par value: Series A: Authorized: 65,000,000 shares; Issued and outstanding Series A 6% Cumulative Preferred Stock: 63,201,174 shares	160	160
Series B: authorized 72,000,000 shares; Issued and outstanding Series B 6% Cumulative Preferred Stock: 28,377,032 shares	81	81
Series C: authorized 65,000,000 shares; Issued and outstanding Series C 6% Cumulative Preferred Stock: 10,746,444 shares	30	-
Additional paid in capital	27,053	21,598
Foreign currency translation adjustments	(1,916)	(1,503)
Accumulated deficit	(14,704)	(12,047)
TOTAL SHAREHOLDERS' EQUITY	10,908	8,493
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$12,130	$9,540

Approved by the Board on January 10, 2019	Shai Novik	Shmuel Hess
	Chairman of the Board	Chief Executive Officer

The accompanying notes are an integral part of the financial statements.

F-2

ENLIVEX THERAPEUTICS LTD.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (UNADITED)

U.S. dollars in thousands (except shares and per share data)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2018	2017	2018	2017

Revenues	$-	$-	$-	$-

Operating expenses:
Research and development expenses	1,045	325	2,631	1,106
General and administrative expenses	196	137	600	393
	1,241	462	3,231	1,499

Operating (loss)	(1,241)	462))	(3,231)	(1,499)

Financial income	140	9	576	12
Financial expenses	(1)	-	(2)	(222)

Net (loss)	(1,102)	(453)	(2,657)	(1,709)

Other comprehensive (loss)
Exchange differences arising from translating financial statements from functional to presentation currency	(40)	(33)	(413)	199
Total other comprehensive (loss)	(40)	(33)	(413)	199
Total comprehensive (loss)	$(1,142)	$(486)	$(3,070)	$(1,510)

Basic & diluted (loss) per share	$(0.02)	$(0.01)	$(0.04)	$(0.03)
Weighted average number of shares outstanding	72,488,316	70,469,085	72,488,316	70,182,434

The accompanying notes are an integral part of the financial statements.

F-3

ENLIVEX THERAPEUTICS LTD.

STATEMENTS OF CASH FLOWS (UNADITED)

U.S. dollars in thousands

	For the nine months ended September 30,
	2018	2017
Cash flows from operating activities
Net (loss)	$(2,657)	$(1,709)
Adjustments required to reflect net cash (used in) operating activities:
Income and expenses not involving cash flows:
Depreciation	82	59
Share-based compensation	341	158
Issuance expenses related to warrants exercisable into shares	-	18
Changes in values of warrants exercisable into shares liability	(75)	-
Changes in operating asset and liability items:
(Increase) in prepaid expenses	(28)	(25)
(Increase) in other receivables	(72)	(155)
Increase (Decrease) in accounts payable trade	94	(11)
Increase in accrued expenses and other liabilities	207	155
(Decrease) increase in related parties	(1)	3
Net cash (used in) operating activities	(2,109)	(1,507)

Cash flows from investing activities
Short term bank deposit	(40)	-
Restricted cash	(33)	-
Purchase of property and equipment	(180)	(91)
Net cash (used in) investing activities	(253)	(91)

Cash flows from financing activities
Proceeds from issuance of preferred stock and warrants, net	5,144	6,018
Net cash provided by financing activities	5,144	6,018

Increase in cash and cash equivalents	2,782	4,420
Cash and cash equivalents - beginning of year	9,005	3,020
Exchange rate differences on cash and cash equivalents	(436)	199
Cash and cash equivalents - end of period	$11,351	$7,639

Non-cash transactions:
Issuance of subscription Preferred Stock	$-	$2,050
Issuance of Common Stock	$-	$7

The accompanying notes are an integral part of the financial statements.

F-4

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS SEPTEMBER 30, 2018 (UNAUDITED)

U.S. dollars in thousands

NOTE 1 - GENERAL

a.	Enlivex Therapeutics Ltd. (the" Company”), headquartered in Jerusalem Israel, was incorporated under the laws of Israel and commenced operations on September 25, 2005.

Since inception, the Company has been engaged in the development of an autologous and allogeneic  drug pipeline for the treatment of autoimmune and inflammatory conditions which involve over-expression or hyper-expression of cytokines (Cytokine Release Syndrome) such as CAR-T (Chimeric Antigen Receptor) cancer treatment procedures, Graft-versus-Host disease (GvHD) resulting from bone-marrow transplantations, solid organ transplantations and an assembly of autoimmune and inflammatory conditions, such as Crohn’s disease, rheumatoid arthritis, gout, multiple sclerosis,  and other disorders. The development is based on the discoveries of Professor Dror Mevorach, an expert on clearance of dying (apoptotic) cells, in his laboratory in the Hadassah University Hospital ("Hadassah").

b.	Financial resources

The Company devotes substantially all of its efforts toward research and development activities. In the course of such activities, the Company has sustained operating losses and expects such losses to continue for the foreseeable future. The Company has not generated any revenues or product sales and has not achieved profitable operations or positive cash flow from operations. The Company’s accumulated deficit aggregated $14,704 through September 30, 2018. There is no assurance that profitable operations, if ever achieved, could be sustained on a continuing basis. The Company's management plans to finance its operations with issuances of the Company's equity securities and, in the longer term, revenues. There are no assurances, however, that the Company will be successful in obtaining an adequate level of financing needed for the long-term development.

The Company's ability to continue to operate in the long term is dependent upon additional financial support.

The Company believes that its current cash sources will enable the continuance of the Company’s activities for at least a year with no need for additional fundraising.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation:
Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) have been condensed or omitted pursuant to such U.S. Securities and Exchange Commission (“SEC”) rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been made. The results for these interim periods are not necessarily indicative of the results for the entire year. The financial statements have been prepared on the basis of historical cost, subject to adjustment of financial assets and liabilities to their fair value through profit or loss.

The Company classifies its expenses on the statement of operations and comprehensive loss based on the operating characteristics of such expenses.

The preparation of financial statements in conformity with U.S. GAAP requires the use of certain critical accounting estimates. It also requires that management exercise its judgment in applying the Company’s accounting policies as described below. Actual results may differ materially from estimates and assumptions used by the Company’s management.

b.	Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

F-5

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS SEPTEMBER 30, 2018 (UNAUDITED)

U.S. dollars in thousands

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

c.	Functional currency and translation to the reporting currency

The functional currency of the Company is the New Israeli Shekel (“NIS”), which is the local currency in which the entity operates.

The financial statements of the Company were translated into U.S. dollars in accordance with ASC 830, "Foreign Currency Matters".  Accordingly, assets and liabilities were translated from local currencies to U.S. dollars using period end exchange rates, equity items were translated at the exchange rates of the date of the equity transaction, and income and expense items were translated at average exchange rates during the year.

Gains or losses resulting from translation adjustments (which result from translating an entity’s financial statements into U.S. dollars if its functional currency is different than the U.S. dollar) are reported in other comprehensive income (loss) and are reflected in equity, under “accumulated other comprehensive income (loss)”.

Balances denominated in, or linked to foreign currency are stated on the basis of the exchange rates prevailing at the balance sheet date.  For foreign currency transactions included in the statement of income, the exchange rates applicable on the relevant transaction dates are used.  Transaction gains or losses arising from changes in the exchange rates used in the translation of such balances are carried to financing income or expenses as applicable.

The following table presents data regarding the dollar exchange rate and the Israeli CPI:

U.S. $ Exchange rate 1 $ = NIS As of:
September 30, 2018	3.627
December 31, 2017	3.467

Increase (decrease) during the three months period ended September 30, 2018:
Three months ended September 30, 2018	(0.63%)
Three months ended September 30, 2017	0.94%

Increase (decrease) during the nine months period ended September 30, 2018:
Nine months ended September 30, 2018	4.62%
Nine months ended September 30, 2017	(8.22%)

d.	Research and development expenses

Research and development expenses are charged to the statement of operations and comprehensive loss as incurred. As of September 30, 2018, the Company has not yet capitalized development expenses.

e.	Patents

The Company expenses all costs associated with patents for product candidates under development as incurred. As a result of the Company’s research and development efforts, the Company is applying for a number of patents to protect proprietary technology and inventions. To date, the Company has not capitalized patent costs. The Company has recorded a charge to operations of approximately $74, $160, $73 and $156 for the three and nine months ended September 30, 2018 and 2017, respectively, related to its patents costs.

f.	Loss per share

Basic loss per share is calculated based on the weighted average number of ordinary shares outstanding during each period. Diluted net loss per share is calculated based on the weighted average number of ordinary shares outstanding during each period, plus dilutive potential in accordance with ASC 260, "Earnings per Share."

All outstanding preferred stock, options and warrants for the three and nine months ended September 30, 2018 and 2017 have been excluded from the calculation of the diluted net loss per share because all such securities are anti-dilutive for all periods presented. For the three months ended September 30, 2018 and 2017 the total weighted average number of shares related to outstanding potential shares excluded from the calculations of diluted net loss per share were 167,453,032 and 90,463,179 respectively. For the nine months ended September 30, 2018 and 2017 the total weighted average number of shares related to outstanding potential shares excluded from the calculations of diluted net loss per share were 165,626,700 and 84,259,286 respectively. The following data show the amounts used in computing income (loss) per share and the effect on income (loss):

F-6

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS SEPTEMBER 30, 2018 (UNAUDITED)

U.S. dollars in thousands

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

	Three months ended September 30,
	2018	2017
Basic and diluted (loss) per share:
(Loss) income from continuing operations	$(1,102)	$(453)
Interest of 6% to Cumulative Preferred Stock	(139)	(170)
	$(1,241)	$(623)

Number of common shares at the beginning of the year	72,488,316	70,038,316
Weighted average number of Common shares issued	-	430,769
Number of shares used in per share computation	72,488,316	70,469,085

Basic net income (loss) per share	$(0.02)	$(0.01)

	Nine months ended September 30,
	2018	2017
Basic and diluted (loss) per share:
(Loss) income from continuing operations	$(2,657)	$(1,709)
Interest of 6% to Cumulative Preferred Stock	(445)	(441)
	$(3,102)	$(2,150)

Number of common shares at the beginning of the year	72,488,316	70,038,316
Weighted average number of Common shares issued	-	144,118
Number of shares used in per share computation	72,488,316	70,182,434

Basic net income (loss) per share	$(0.04)	$(0.03)

g.	Fair value of financial instruments

The Company applies ASC 820, "Fair Value Measurements and Disclosures" ("ASC 820"), pursuant to which fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company.

The financial instruments presented on the balance sheet at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - inputs other than quoted prices included within level 1 that are observable either directly or indirectly.

Level 3 - inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

The Company's warrants exercisable into shares liability are classified as level 3 in the fair value hierarchy, and measured at fair value on a recurring basis.

h.	Comprehensive income (loss)

Comprehensive loss is the change in stockholders’ equity from transactions and other events and circumstances other than those resulting from investments by stockholders and distributions to stockholders.

The Company accounts for comprehensive income (loss) in accordance with ASC 220, "Comprehensive Income". This statement establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general purpose financial statements.

The Company’s other comprehensive income (loss) is currently comprised of gains or losses resulting from translation adjustments which result from translating the Company's financial statements into U.S. dollars when its functional currency is different than the U.S. dollar.

F-7

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS SEPTEMBER 30, 2018 (UNAUDITED)

U.S. dollars in thousands

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

i.	New standards and interpretations

In February 2018, the FASB issued ASU 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. This update allows companies the option to reclassify to retained earnings the tax effects related to items in Accumulated other comprehensive income (loss) as a result of the Tax Cuts and Jobs Act that was enacted on December 22, 2017. This update is effective in fiscal years, including interim periods, beginning after December 15, 2018, and early adoption is permitted. This guidance should be applied either in the period of adoption or retrospectively to each period in which the effects of the change in the U.S. federal income tax rate in the Tax Cuts and Jobs Act is recognized. The adoption of this standard is not expected to impact the Company’s financial condition, results of operations, and cash flows.

In May 2017, the FASB issued ASU No. 2017-09, Compensation (Topic 718), which provides clarity and reduces both the diversity in practice and cost and complexity when applying the guidance in Topic 718, Compensation—Stock Compensation, to a change to the terms or conditions of a share-based payment award. The amendments in this update provide guidance on which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The Company has adopted ASU 2017-09 as of January 1, 2018 and the adoption of the amendment did not have a material impact on its financial condition, results of operations, and cash flows.

In January 2017, the FASB issued Accounting Standards Update ("ASU") No. 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 simplifies the goodwill impairment test by eliminating Step 2 from the test among other technical changes intended to streamline the impairment test. The amendment requires an entity to perform its annual, or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. The amendments should be applied on a prospective basis. The Company is required to adopt ASU 2017-04 for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019 and may early adopt as early as its first annual or interim impairment testing date following January 1, 2017. The adoption of this standard is not expected to impact the Company’s financial condition, results of operations, and cash flows.

In August 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). ASU 2016-15 clarifies whether eight specifically identified cash flow issues should be categorized as operating, investing or financing activities in the statement of cash flows. The guidance is effective for the fiscal year beginning after December 15, 2017, including interim periods within that year. The Company has adopted ASU 2016-15 as of January 1, 2018, the adoption of the amendment did not have an impact on its financial condition, results of operations, and cash flows.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 is intended to provide financial statement users with more useful information about expected credit losses on financial assets held by a reporting entity at each reporting date. The new standard replaces the existing incurred loss impairment methodology with a methodology that requires consideration of a broader range of reasonable and supportable forward-looking information to estimate all expected credit losses. This ASU is effective for fiscal years and interim periods within those years beginning after December 15, 2019 and early adoption is permitted for fiscal years and interim periods within those years beginning after December 15, 2018. The Company is currently evaluating the impact that the adoption of ASU 2016-13 will have on its financial statements, but expect the impact to be immaterial.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which establishes a comprehensive new lease accounting model. The new standard: (a) clarifies the definition of a lease; (b) requires a dual approach to lease classification similar to current lease classifications; and, (c) causes lessees to recognize leases on the balance sheet as a lease liability with a corresponding right-of-use asset for leases with a lease-term of more than twelve months. The new standard is effective for fiscal years and interim periods beginning after December 15, 2018 and requires modified retrospective application. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of ASU 2016-02 will have on its financial statements, but expect the impact to be immaterial.

F-8

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS SEPTEMBER 30, 2018 (UNAUDITED)

U.S. dollars in thousands

NOTE 3 – CASH AND CASH EQUIVALENTS

	September 30,	December 31,
	2018	2017
	unaudited

Cash held in banks	$1,849	$498
Bank deposits in U.S.$ (annual average interest rates 2% and 1.37%)	9,502	8,507
	$11,351	$9,005

NOTE 4 – PROPERTY AND EQUIPMENT

	September 30,	December 31,
Property and equipment, net consists of the following:	2018	2017
	unaudited

Cost:
Laboratory equipment	$671	$533
Computers	81	80
Office furniture & equipment	54	55
Leasehold improvements	122	126
	928	794
Accumulated depreciation:
Laboratory equipment	311	266
Computers	60	51
Office furniture & equipment	12	10
Leasehold improvements	76	79
	459	406
Depreciated cost	$469	$388

For the three months ended September 30, 2018 and 2017, depreciation expenses were $27 and $21 respectively.

For the nine months ended September 30, 2018 and 2017, depreciation expenses were $82 and $59, respectively.

NOTE 5 – ACCRUED EXPENSES AND OTHER LIABILITIES

	September 30,	December 31,
	2018	2017
	unaudited

Vacation, convalescence and bonus accruals	$103	$133
Employees and payroll related	119	104
Accrued expenses and other	358	157
Tax provision for uncertain tax position	229	240

	$809	$634

F-9

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS SEPTEMBER 30, 2018 (UNAUDITED)

U.S. dollars in thousands

NOTE 6 – WARRANTS

On September 15, 2017 the Company issued shares of Series B Preferred Stock and warrants exercisable into shares of Series B Preferred Stock.

	Three months ended September 30,
	2018	2017
Balance at June 30	$323	$-
Fair value of warrants at issuance date	-	344
Changes in fair value of warrants exercisable into shares liability	(70)	-
Exchange differences arising from translation to presentation currency	2	(6)
Balance at September 30	$255	$338

	Nine months ended September 30,
	2018	2017
Balance at January 1	$344	$-
Fair value of warrants at issuance date	-	344
Changes in fair value of warrants exercisable into shares liability	(75)	-
Exchange differences arising from translation to presentation currency	(14)	(6)
Balance at September 30	$255	$338

The fair value of warrants granted was valued by using the OPM pricing model. Fair values were estimated using the following assumptions for the warrants call option:

	Nine months ended September 30,
	2018	2017
Dividend yield	0%	-
Expected volatility	75.8%	-
Risk-free interest	2.74	-
Expected life	2	-

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES

1)	Obligation to pay royalties to the State of Israel

The Company is required to pay royalties to the State of Israel (represented by the Israel Innovation Authority), computed on the basis of proceeds from the sale or license of products which development was supported by State grants. In accordance with the terms of the financial participation, the State is entitled to royalties on the sale or license of any product which development was supported with State participation.

These royalties are generally 3% - 5% of sales until repayment of 100% of the grants (linked to the dollar) received by the Company plus annual interest at the LIBOR rate. The aggregate contingent obligation payable by the Company as of September 30, 2018 was approximately $4,863 which represents the gross amount of grants actually received by the Company from the Israel Innovation Authority, including accrued interest.

As of September 30, 2018, the Company had not paid any royalties to the Israel Innovation Authority.

2)	On September 7, 2018, the Company signed a two-year consulting agreement with its Executive Chairman for an annual fee of $150, the term shall automatically extend for additional one-year periods unless either party provides a termination notice prior to expiration of the Term. Upon a financing event, as defined in the consulting agreement, the annual fee will be increased to $250 or $350 based on its proceeds. The Executive Chairman shall be eligible to receive an annual performance cash bonus of up to 100% of his annual fee, based upon performance criteria established by the Board. The minimum guaranteed performance bonus for the first two fiscal years after a public event shall be 50% of the annual fee. The Executive Chairman shall be eligible to receive a one-time bonus of $250 upon the closing of a public event and a simultaneous financing resulting in total cash and cash equivalents balance of the Company greater than $20 million. In the event of termination of the agreement by the Company prior to the last day of the term (as the same may be extended) for any reason other than a termination for cause, then the Company shall continue to pay the Executive Chairman for the twelve-month period following the effective date of termination.

F-10

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS SEPTEMBER 30, 2018 (UNAUDITED)

U.S. dollars in thousands

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

3)	Lease agreements

Future minimum lease commitments under the abovementioned operating leases as of September 30, 2018, are as follows:

2018	75
2019	143
2020	94
2021	83
2022	83
2023	83
$561

NOTE 8 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Expenses (income):

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Benefits to related parties:
Compensation to non-employees directors	$29	$-	$50	$-
Share based Compensation to non-employees directors	$23	$10	$34	$21
Other related parties expenses	$8	$7	$22	$21

Key management compensation:

Key management includes directors (executive and non-executive) and executive officers. The compensation paid or payable to key management for services during each of the periods indicated is presented below.

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Salaries and employee benefits	147	106	448	313
Share-based compensation	208	(10)	235	41
	$355	$96	$683	$354

b.	Balances with related parties:

	September 30,	December 31
	2018	2017
	unaudited
Key management	$23	$25

NOTE 9 – EQUITY

On September 12, 2018 the Company issued a total of 10,746,444 shares of Series C Preferred Stock of the Company for a total cash consideration of $5,300. Issuance costs in relation to the financing round in the amount of $156 were allocated to additional paid in capital.

Shares of Preferred Stock confer on their holders all rights accruing to holders of Common Stock, and, in addition, bear certain conversion and preference rights. Preferred Stock also confer upon their holders the right to receive an annual dividend amount equal to the original issue price of each Preferred Stock plus a cumulative preference of 6% of the original issue price per annum compounded annually until the lapse of two years from their issuance date.

Accumulated undeclared dividends to series A, series B and series C Convertible Preferred Stock holders as of September 30, 2018 were $1,661.

F-11

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS SEPTEMBER 30, 2018 (UNAUDITED)

U.S. dollars in thousands

NOTE 10 – SHARE-BASED COMPENSATION

a)	Stock option plan – general

As of September 30, 2018 none of the shares under the 2007 Equity Incentive Plan and 832,849 shares under the 2014 Equity Incentive Plan were available for future grant.

b)	Employees' and directors stock options

The following table contains additional information concerning options granted to employees and directors under the existing stock-option plans:

	Three months ended September 30,
	2018		2017
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of period	20,973,980	$0.1300	9,461,502	$0.1300
Granted	1,113,716	$0.3013	-	$-
Forfeited and expired	(8,750)	$0.2279	-	$-
Exercised	-	$-	-	$-
Outstanding at end of period	22,078,946	$0.1380	9,461,502	$0.1300
Exercisable at end of period	6,451,792	$0.1300	5,027,065	$0.1300

	Nine months ended September 30,
	2018		2017
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of period	20,124,366	$0.1300	9,377,172	$0.1300
Granted	2,032,000	$0.3013	168,000	$0.1300
Forfeited and expired	(77,420)	$0.1300	(83,670)	$0.1300
Exercised	-	$-	-	$-
Outstanding at end of period	22,078,946	$0.1460	9,461,502	$0.1300

Following is a summary of changes in non-vested shares granted to employees and directors:

	Three months ended September 30,
	2018		2017
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of the period	14,522,188	$0.2400	4,434,437	$0.1300
Granted	1,113,716	$0.3013	-	$-
Vested during the period	-	$-	-	$-
Forfeited during the period	(8,750)	$0.2279	-	$-
Balance at the end of the period	15,627,154	$0.2200	4,434,437	$0.1300

F-12

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS SEPTEMBER 30, 2018 (UNAUDITED)

U.S. dollars in thousands

NOTE 10 – SHARE-BASED COMPENSATION (cont.)

b)	Employees' and directors stock options (cont.)

	Nine months ended September 30,
	2018		2017
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of the period	15,097,300	$0.2600	6,403,280	$0.13
Granted	2,032,000	$0.3013	168,000	$0.13
Vested during the period	(1,493,396)	$0.1300	(2,121,843)	$0.13
Forfeited during the period	(8,750)	$0.2279	(15,000)	$0.13
Balance at the end of the period	15,627,154	$0.2770	4,434,437	$0.13

The total unrecognized estimated compensation cost related to non-vested employees' stock options granted as of September 30, 2018 was $253 which is expected to be recognized over a weighted average period of 2.3 years.

The weighted-average grant-date fair value of options granted during the nine months ended September 30, 2018 and 2017 was $ 0.097, and $0.04, respectively.

c)	Non-employees' stock options

The following is a summary of the stock options granted to non-employees under the Equity Incentive Plan:

	Three months ended September 30,
	2018		2017
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of period	14,739,022	$0.1300	10,939,022	$0.13
Granted	50,000	$0.3013	-	0.13
Forfeited and expired	-	$-	-	-
Exercised	-	$-	-	-
Outstanding at end of period	14,789,022	$0.1380	10,939,022	$0.13
Exercisable at end of period	10,939,022	$0.3010	10,939,022	$0.13

	Nine months ended September 30,
	2018		2017
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of period	14,139,022	$0.1300	8,240,373	$0.13
Granted	650,000	$0.3013	2,698,649	$0.13
Forfeited and expired	-	$-	-	$-
Exercised	-	$-	-	$-
Outstanding at end of period	14,789,022	$0.1380	10,939,022	$0.13

F-13

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS SEPTEMBER 30, 2018 (UNAUDITED)

U.S. dollars in thousands

NOTE 10 – SHARE-BASED COMPENSATION (cont.)

The following is a summary of changes in non-vested options to non-employees:

	Three months ended September 30,
	2018		2017
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of the period	3,800,000	$0.3013	-		$-
Granted	50,000	$0.3013	-		$-
Vested during the year	-	$-	-		$-
Forfeited during the year	-	$-		$
Balance at the end of the period	3,850,000	$0.3013	-		$-

	Nine months ended September 30,
	2018		2017
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of the period	3,200,000	$0.1300	-	$-
Granted	650,000	$0.3013	2,698,649	$0.1300
Vested during the year	-	$-	(2,698,649)	$0.1300
Forfeited during the year	-	$-	-	$-
Balance at the end of the period	3,850,000	$0.1630	-	$-

The total unrecognized estimated compensation cost related to non-employees’ for non-vested stock options granted through September 30, 2018 was $396, which is expected to be recognized over a weighted average period of 3.25 years.

c)	Set forth below is data regarding the range of exercise prices and remaining contractual life for all options outstanding at September 30, 2018:

exercise price	Number of options outstanding	Remaining contractual Life (in years)	Intrinsic Value of Options Outstanding	No. of options exercisable
$0.0900	11,012	.001	0.65	11,012
$0.1300	15,203,351	5.75	-	13,805,956
$0.1300	741,447	1.79	-	741,447
$0.1300	151,000	7.42	-	75,500
$0.1300	2,847,899	8.44	-	2,756,899
$0.1300	1,373,395	9.20	-	-
$0.3013	13,857,864	9.20	-	-
$0.3013	1,518,284	9.30	-	-
$0.3013	1,098,716	9.82	-	-
$0.3013	65,000	9.96	-	-
	36,867,968			17,390,814

The total intrinsic value of options exercised during the three and nine month periods ended September 30, 2018 and 2017 was $0.

F-14

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS SEPTEMBER 30, 2018 (UNAUDITED)

U.S. dollars in thousands

NOTE 10 – SHARE-BASED COMPENSATION (cont.)

d)	The following table summarizes share-based compensation expenses related to grants under the Equity Incentive Plan to employees and directors included in the statements of operations:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Research & development	$267	$43	$283	$131
General & administrative	31	1	58	27
Total	$298	$44	$341	$158

NOTE 11 – FAIR VALUE MEASUREMENT

The Company's financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of September 31, 2018 and December 31, 2017:

	September 30, 2018
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$11,351	$11,351	$-	$-
Restricted cash	58	58	-	-
Total financial assets	$11,409	$11,409	$-	$-

Warrants	$255	$-	$-	$255
Total financial liabilities	$255	$-	$-	$255

	December 31, 2017

	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$9,005	$9,005	$-	$-
Restricted cash	27	27	-	-
Total financial assets	$9,032	$9,032	$-	$-

Warrants	$344	$-	$-	$344
Total financial liabilities	$344	$-	$-	$344

 NOTE 12 – EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

The Company evaluated all events and transactions that occurred subsequent to the balance sheet date and prior to the date on which these financial statements were issued, and determined that the following events necessitate disclosure:

On November 19, 2018, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Bioblast Pharma Ltd., a company organized under the laws of the State of Israel (“Bioblast”) and which shares are listed for trading on The Nasdaq Stock Market, Inc., and Treblast Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Bioblast (“Merger Sub”), pursuant to which Merger Sub will merge (the “Merger”) with and into the Company, with the Company surviving as the continuing company in the Merger and becoming wholly owned by Bioblast upon the terms and subject to the conditions set forth in the Merger Agreement. Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger each outstanding ordinary share and all outstanding options of the Company will be converted into Bioblast ordinary shares and options.

The Company's equity holders are expected to own approximately 96% of the combined company at the closing, and current Bioblast shareholders are expected to own approximately 4% of the combined company at the closing, subject to adjustments and prior to any concurrent financing, as agreed upon in the Merger Agreement.

The closing of the Merger is subject to the approval of certain matters by the parties and subject to several other conditions, such as statutory waiting period, tax ruling, the Nasdaq Stock Market's approval, the consummation of a private offering, and additional other conditions.

The Company anticipates that the Merger will be completed during the first quarter of 2019.

F-15